Exhibit 21.1

VBI Vaccines Inc. – List of Subsidiaries

Name of Subsidiary	Country of Incorporation	Ownership Interest (direct or indirect)
VBI Vaccines (Delaware) Inc.	Delaware (U.S.A)	100%
SciVac Ltd.	Rehovot (Israel)	100%
Variation Biotechnologies (US), Inc.	Delaware (U.S.A)	100%
Variation Biotechnologies Inc.	Ottawa, Ontario (Canada)	100%